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January 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

          RE:  RiverSource Equity Series, Inc.
               RiverSource Mid Cap Growth Fund

          Post-Effective Amendment No. 108
          File No. 2-13188/811-772

Dear Ms. Mengiste:

Pursuant to Rule 461, RiverSource Fund Distributors, Inc., the Principal Underwriter, respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on January 22, 2010, or as soon as practicable thereafter.

Sincerely,

RiverSource Fund Distributors, Inc.
(Principal Underwriter)


/s/ Patrick T. Bannigan
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Patrick T. Bannigan
Vice President